October 10, 2007

Mail Stop 4561

Mr. Ralph A. Fredericks
Treasurer
Holobeam, Inc.
217 First Street, PO Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2006
        Form 10-K for the year ended September 30, 2005
        File No. 0-03385

Dear Mr. Fredericks:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief